WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

March 15, 2012

Jonathan Groff, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: NSJ-US. Co., Ltd.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-177249

Dear Mr. Groff,

We have filed on EDGAR the above Amendment No. 2 and the related response table set forth below.

Thank you for your consideration.

Sincerely,

By:	/s/ Michael T. Williams

Michael T. Williams, Esq.

This disclosure has been revised as follows:

Our management has determined the offering price for the selling shareholders' shares.  The price of the shares we are offering was arbitrarily determined based the following factors:

Comment Number	Explanation
1 .
Please review the following disclosure which addresses this issue as well as other additional significant actions the Company has taken to implement its business plan since the date of the last filing:

Business

Our business is the sale of security systems and related software, including a personal emergency security system known as Robot Locator, in all areas of the world except Japan. The Company has no current intention to merge with a non-public operating company.

We have been engaged in significant and continuous operational activities in furtherance of our business plan since inception. Initially these activities consisted of the following types of actions:

• Organized the Company
a. Incorporate company in state of Nevada
b. Set up main executive office in Japan
c. Open up bank account for the company

• Developed our Business Plan and Marketing Plan

• Secured Distribution Agreement with NSJ Japan

• Commenced sales activities with two primary potential customers:
a. Takeda-Taban Environmental Global Solutions, Inc.
b. Representative of a Court system in California

• Commenced actions to become a Public Company in the U.S. to increase our presence and profile in the U.S. and elsewhere in the world by being a U.S. public company, an essential part of our business plan, and in that connection we:
a. Located SEC counsel
b. Travelled to the U.S. to meet U.S. counsel and begin process of drafting registration statement
c. Located both accountants and auditors for the company
d. Secured audited financial statements necessary for the filing of the registration statement

As significant sales do not occur without significant initial organization efforts as described above, these initial organizational activities ultimately resulted in our generating sales as of December 13, 2011 of $105,400, for which final payment from the customer Takeda-Taban Environmental Global Solutions, Inc., an unaffiliated third-party, in the Philippines was received in December 2011. Mr. Joko had met the director of Takeda-Taban Environmental Global Solutions through a mutual acquaintance.

We paid NSJ. Co., Ltd., our supplier, $88,810 for this equipment that we sold. The contract included various costs of installation, paid by us to NSJ. Co., Ltd., our supplier, as follows:

• Installation work:
o Installation of receivers and monitoring cameras = $15,000
o Wiring work for electrical power and internet=$8,000

• Set up work:
o Set up the network connecting=$6,000
o Adjustment of the receivers and monitoring cameras=$1,000
o The validation of equipment=$700

• Sundry expenses:
o Travel expenses of 4 people=$12,000.
o Cost of wires and the other materials=$5,300

The installation price we have to pay NSJ Japan determined by NSJ Japan’s estimate of actual cost.

The foundation laid by these initial operational activities also resulted in new agreements to market non-affiliated services For Net Creation Co., L td. We will market Search Engine Optimization and Internet Marketing services of Net Creations to businesses in the U.S. that want to have an internet presence through advertising Google and Yahoo and Search Engine Optimization in Japan. We continued development of our business plan by raising additional working capital and broadening our shareholder base in Japan through a Regulation S offering in November 2011. We also enhanced our management and marketing capability as well as our corporate governance structure by adding an independent director. In February 2012, further continuing to develop our business plan, we enhanced our marketing ability by hiring a new, English-speaking Vice President – Marketing.

Most recently in furtherance of our business plan, in order to enhance our presence in the U.S. and secure sales, marketing and backoffice support services in the U.S., in February 2012 we entered into a Sales, Marketing and Backoffice Support Services Agreement with CSI Co., Ltd., a Japanese company with offices in the U.S. Pursuant to the Agreement, for a term of at least three years, CSI will undertake certain sales and other marketing support activities on behalf of NSJ, as well as provide and make available to NSJ backoffice services for NSJ’s U.S. office.

We established a separate distribution company incorporated in the U.S. and not Japan to distribute products worldwide because we wanted a company solely involved in distribution and not manufacturing operations to sell our products as we believed being a U.S. public company would facilitate our ability to make sales worldwide but in particular in the U.S. where being a public company will enhance our visibility and credibility. We also believed that it would facilitate our ability to sign agreements to distribute other products outside of Japan, which has in fact occurred with the signing of the agreements with Net Creations as described above. With our enhanced internal and external sales capabilities and our new sales representative located the U.S., we are confident we can continue to successfully implement our business plan.

2.	See response to Comment 1 above
3.	We have conformed dates and other information referenced in this comment throughout the filing.
4.	We have reinserted “except Japan” where appropriate.
5.	We have removed these statements as requested, and the disclosure reads:

The Distribution Agreement, as amended, provides that the prices to be paid by for Products purchased pursuant to the Distribution Agreement shall be no more than 30% in excess of the actual cost of Supplier in making the Products. Supplier has no right to put products to Distributor outside of the purchase order process contemplated in the Agreement. Further, there is no minimum purchase requirement in order for Distributor to maintain all its rights under this Agreement. All purchase orders from us are subject to acceptance in writing by Supplier; provided, however, that Supplier may not refuse to accept any Purchase Order if we indicate we have a certainty or reasonable expectation of selling the Products ordered within six months of the date of the Purchase Order. To avoid any conflict of interest, the Agreement may not be terminated for any reason if our Independent Director does not agree to the termination. In the absence of an Independent Director, a majority vote of our non-affiliated shareholders must vote to agree to such a termination. In the event a dispute between the parties arises as a result, it shall be resolved by Arbitration as set forth in this Agreement, with counsel for us selected by the our Independent Director, or in the absence of an Independent Director, a majority vote of our non-affiliated shareholders.

6.
We have revised the disclosure as follows:

Mr. Umekawa joined us as Director in December 2011. From September 2010 to date, he has been self-employed as a consultant in the security business. From April 2008 to August 2010, he was Vice President, Universal Security Co., Ltd, a security firm. From June 2006 to March 2008, he was Director of Daiwa Real Estate Management Co., Ltd, a real estate management company. In March, 1969, he received a Bachelor of Law, Faculty of Law, Kansei Gakuin University. As a member of the board, Mr. Umekawa contributes his knowledge of the company’s industry and a deep understanding of all aspects of our industry, products and markets due to his prior business experience in companies involved in security business, as well substantial experience developing corporate strategy, assessing emerging industry trends, and business operations in connection with his various management positions in prior companies and businesses.

With the addition of Ms. Nakanishi, we now have two employees, and the disclosure reads:

Our only employees are our two officers who for now will handle all of our sales and day-to-day management duties.

7.	We have revised the selling shareholder table as follows:

Name	Number of Shares of Common stock [3]	Percentage
Joko Toshikazu [1]	20, 110 ,000	51.17%
Sumiyo Nakanishi [2]	20, 110 ,000	51.17
Kenichi Umekawa	10,000	.03%
Tatsuo Nakanishi	2,000,000	5.09%
All executive officers and directors as a group [3 persons]	20,120 ,000	56.29%
______________
[1]  Includes 300,000 shares owned by Venus Holdings Limited Company, Toshikazu Joko principal.
[2]  All shares held by Mr. Joko and Venus Holdings Limited Company.  Ms. Nakanishi, his wife, disclaims beneficial ownership of these shares.
[3]  Assumes none of the  10 ,000 shares owned by Mr. Toshikazu  Joko being registered hereunder are sold.

8.
We have revised our Marketing section of “Business” as follows:

Marketing

Our products will be sold directly by our officers, directors and employees as well as CSI marketing and sales personnel in the U.S. to customers and potential customers. We will locate these customers primarily by personal contacts or referrals. Our current officers and directors have contacts in various parts of the world, as evidenced by our sale in the Philippines and current marketing efforts in the U.S.

Agreement with CSI

We entered into Marketing & Backoffice Support Services Agreement as of February 1, 2012 between CSI Co., Ltd. ("CSI"), a Japan corporation with U.S. offices located at 1801 Avenue of the Stars, Suite 1203, Los Angeles, California 90067. CSI has English speaking marketing personnel located at its office in the U.S. in Los Angeles CA and related U.S. marketing and sales expertise. CSI agreed to undertake certain sales and other marketing support activities on behalf of NSJ for all its current and future products, as well as provide and make available to NSJ backoffice services for a U.S. representative office at CSI’s California office. In connection therewith, the parties agreed as follows:

1. NSJ-PROVIDED RESOURCES.

a. NSJ Marketing Personnel. NSJ personnel, including its President, Vice President-Sales and Independent Director, shall act as marketing personnel for NSJ.

b. Products and Services. NSJ will make available all Japan related products and services which it has the right to distribute in the U.S.

c. Customer Service. NSJ will be responsible for all customer service.

d. Prices. NSJ will be responsible for setting all prices on the Products.

2. CSI PROVIDED RESOURCES: Marketing, Advertising and Sales Expertise and Support.

CSI shall provide NSJ with the following:

a. Sales and Marketing support, including access to CSI's marketing professionals, as well as consulting services and access to any technology or expertise used by or available to CSI for creating, implementing, managing or otherwise supporting sales and marketing and related activities.

b. Advertising and sales support. Such support shall include consulting services and access to any technology or expertise used by or available to CSI for creating, implementing, managing or otherwise supporting advertising, sales and related activities, including all assistance requested by NSJ marketing personnel in marketing and selling the Products in the U.S.

c. CSI Employees may directly market the Products to potential customers as directed and supervised by NSJ marketing personnel.

3. NSJ BACKOFFICE SUPPORT.

CSI shall make available to NSJ all backoffice support services it currently maintains for its own activities in its California office.

4. COMPENSATION.

NSJ shall pay to CSI as compensation for its services $300 per month plus 5% of the gross sales price of any products of NSJ that CSI assists in selling in the U.S. under this Agreement

Marketing Plan

During the next 12 months we intend to focus primarily on the sale of our Robot Locator product outside of Japan, focusing on developing a U.S. presence, and then leverage the U.S. presence to sell Net Creations services as well as our Robot Locater.

We anticipate our new English speaking Vice President-Sales as well as our new relationship with CSI and our establishment of a U.S. office will further this plan. Specifically, we intend to develop a website and focus on marketing our products on the internet through ad programs such as Google AdWords and YouTube. Ms. Nakanishi will respond to all initial inquiries and will refer the leads to CSI who will continue the marketing effort to the leads under Ms. Nakanishi’s supervision. We will continue our discussions with a potential customer with the California court system with whom we have had several preliminary meetings. We are also discussing with the representative of this customer the possibility of his becoming an additional sales representative for us in the U.S.

We anticipate that the cost of implementing this plan will be approximately $400,000 spent on marketing, product acquisition, office establishment and personnel, as follows:

• Marketing: $99,000
o Website Development: $30,000
o Fee to CSI: $50,000
o Internet Marketing: $19,000

• Product acquisition: $ 200,000
o Budgeted for acquisition of Robot Locater and related products to sell through our officers and directors as well as CSI as described above

• Personnel:$100,000
o We anticipate paying $60,000 for Ms. Nakanishi as a first year salary and $ 40,000 to CSI as personnel costs for their people who support our operation.

9.
We have made various revisions to the description of the Robot Locater, including the introductory paragraph:

The Robot Locator System consists of a hand-held device, a receiver which receives emergency signals, as well as customizable and extendable software installed in the receivers. To use the device, The device holder registers their personal information in the device, so monitoring individuals can know who pushed the device’s button. The devices have a GPS locater, so monitoring individuals can know where is the device. When the button is pushed, the individual’s personal information along with the GPS location is sent to the receiver which transmits the information via the internet to NSJ’s server in Japan. NSJ relays the signal to the monitoring service selected by the user, generallya monitoring room maintained by the user or third parties separately contracted by the users which alerts local police or similar security officers to head to the scene. NSJ does not charge our customers for providing this relay service.

As well as elsewhere in the description of this product.

10.	These comments are addressed in the revised disclosure of the product.
11.	See response to Comment 9 above.
12.
We disclose in Business:

We paid NSJ. Co., Ltd., our supplier, $88,810 for this equipment that we sold. The contract included various costs of installation, paid by us to NSJ. Co., Ltd., our supplier, as follows:

• Installation work:
o Installation of receivers and monitoring cameras = $15,000
o Wiring work for electrical power and internet=$8,000

• Set up work:
o Set up the network connecting=$6,000
o Adjustment of the receivers and monitoring cameras=$1,000
o The validation of equipment=$700

• Sundry expenses:
    o Travel expenses of 4 people=$12,000.
    o Cost of wires and the other materials=$5,300

The installation price we have to pay NSJ Japan determined by NSJ Japan’s estimate of actual cost.

We have added the following to MDA:

However, the fact that we purchase not only the products but also the installation services from our supplier reduced our net revenues received from sale of our Robot Locater product to this customer are will similarly reduce net revenues from future sales to other customers.

13.
We have added the following disclosure concerning the Net Creations Agreement:

Our business plan envisions that we will market and distribute Japan related products in the U.S. and elsewhere in the world, except Japan. Thus we have attempted and will attempt to secure agreements to sell Japan related products and services in addition to Robot Locater products.

In that connection, we signed agreements dated December 20, 2011 to sell Search Engine Optimization and Internet Marketing services of Net Creations to businesses in the U.S. that want to have an internet presence through advertising Google and Yahoo and Search Engine Optimization in Japan. The agreements provide that we will receive a commission of 40% of Net Creations billings for these services to be paid upon collection. The Agreements are for a term of one year and shall be automatically renewed thereafter on a year to year basis, unless either party hereto gives the other party a written notice not to renew the Agreement at least thirty days before expiration of the original term or any extension of this Agreement. Either party hereto may cause the Agreement to be terminated upon the expiration of the initial or renewal term without paying the other party any remuneration for such termination. We are currently in the process of negotiating with a U.S. citizen to become our U.S. representative and presence for these services. The fact that Net Creations is in Japan will facilitate this business. All communications between customers in the U.S. and Net Creations in Japan will be through the internet. The purpose is to expose U.S. companies to Japanese markets through a internet marketing firm in Japan.

We have added the following disclosure concerning Mr. Toshikaza’s time in the “Directors/Executive Officers” section:

Mr. Toshikazu, our chairman and director, will devote approximately 75% of his time to our business and Ms. Nakanishi will devote all of her time to our business. With the addition of Ms. Nakanishi to our management as well the addition of CSI personnel under the Sales, Marketing and Backoffice Agreement, Mr. Toshikazu believes he will be able to devote all the time necessary to our business to assure successful implementation of our business plan.

14.
We now disclose the following:

We anticipate that the cost of implementing this plan will be approximately $400,000 spent on marketing, product acquisition, office establishment and personnel, as follows:

• Marketing: $140,000
o Website Development: $30,000
o Fee and Commissions to CSI: $15,000
o Internet Marketing and Advertising as well as other advertising and publicity as advised by CSI: $95,000

• Product acquisition: $ 200,000
o Budgeted for acquisition of Robot Locater and related products to sell through our officers and directors as well as CSI as described above

• Personnel:$60,000
o We anticipate paying $60,000 for Ms. Nakanishi as a first year salary if we have funds available.

15.	In view of the staff’s comment, we have eliminated this disclosure.